

SEC 07004945 ISSION

Washington, D.C. 20549



SEC MAIL
RECEIVED
PROCESSING
MAR - 2007
151

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-66968

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: N.E. Private Client Advisors, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Cedar Street
(No. and Street)

Providence, (City) RI (State) 02903 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Muto, Vollucci & Co., Ltd.
(Name – *if individual, state last, first, middle name*)

51 Jefferson Blvd., Suite 400, Warwick, RI 02888
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sergio A. DeCurtis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of N.E. Private Client Advisors, Ltd., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

My Commission Expires: 8/13/10

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital. **Retained Earnings**
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- * ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- * ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- * ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*** Exempt under Rule 15c-3-3(k) 2(b)-No Customer Accounts**

N.E. Private Client Advisors, Ltd.

Financial Statements

For the Year Ended
December 31, 2006

Table of Contents



Muto, Vollucci & Co., Ltd.
Certified Public Accountants

51 Jefferson Blvd.
Suite 400
Warwick, RI
02888

401/461-9400
Fax:
401/461-1270

P.O. Box 3116
Newport, RI
02840

401/846-1800
Fax:
401/846-0994

e-mail:
mvollucci@mutovollucci.com
mmuto@mutovollucci.com

Independent Auditors' Report

Sergio DeCurtis, President
N.E. Private Client Advisors, Ltd.
55 Cedar Street
Providence, RI 02903

We have audited the accompanying balance sheet of N.E. Private Client Advisors, Ltd., an S corporation, as of December 31, 2006 and the related statements of income, changes in retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of N.E. Private Client Advisors, Ltd. at December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.



MUTO, VOLLUCCI & CO., LTD.

February 20, 2007

N.E. Private Client Advisors, Ltd.
Balance Sheet
December 31, 2006

Assets

	ALLOWABLE	NON-ALLOWABLE	TOTAL
Current assets:			
Cash (Note 2)	$50,098	$	$50,098
12b-1 fees receivable		19,848	19,848
Commissions receivable	3,208		3,208
Prepaid expense		1,000	1,000
Total current assets	53,306	20,848	74,154
Total assets	$53,306	$20,848	$74,154

Liabilities and Stockholder's Equity

	ALLOWABLE	NON-ALLOWABLE	TOTAL
Current liabilities:			
Accrued expenses	$ 4,000	$	$ 4,000
Employee withholdings	1,200		1,200
Total current liabilities	5,200		5,200
Stockholder's equity:			
Common stock	50,000		50,000
Additional paid-in-capital	50,000		50,000
Retained earnings	(51,894)	20,848	(31,046)
Total stockholder's equity	48,106	20,848	68,954
Total liabilities and stockholder's equity	$53,306	$20,848	$74,154

See independent auditors' report
and accompanying notes.

N.E. Private Client Advisors, Ltd.
Statement of Income
For the Year Ended December 31, 2006

Revenue:	
Securities commissions	$ 5,257
12b-1 commissions	54,734
Total revenue	59,991
Expenses:	
Compliance expense	500
Licenses, registrations and dues	1,515
Office expenses	469
Payroll	38,116
Payroll taxes	3,752
Professional fees	3,000
Rent (Note 4)	2,700
State corporate filing fee	500
Telephone (Note 4)	900
Total expenses	51,452
Net income	$ 8,539

See independent auditors' report
and accompanying notes.

N.E. Private Client Advisors, Ltd.
Statement of Changes in Retained Earnings
For the Year Ended December 31, 2006

Retained earnings, beginning of the period	$(39,585)
Net income	8,539
Retained earnings, end of the period	$(31,046)

See independent auditors' report
and accompanying notes.

N.E. Private Client Advisors, Ltd.
Statement of Cash Flows
For the Year Ended December 31, 2006

Cash flows from operating activities:	
Net income	$ 8,539
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase (decrease) in cash from changes in assets and liabilities:	
12b-1 fees receivable	(19,848)
Commissions receivable	(3,208)
Prepaid expense	(1,000)
Accrued expenses	4,000
Employee withholdings	1,200
Total adjustments	(18,856)
Net cash used in operating activities	(10,317)
Net cash provided by financing activities:	
Stockholder's paid in capital	50,000
Increase in cash	39,683
Cash, beginning of the year	10,415
Cash, end of the year	$50,098

See independent auditors' report and accompanying notes.

1. Business Activity

Operated as a corporation organized as of the August 20, 2004 in the State of Rhode Island, the registered broker and dealer in securities limits its operations as described in SEC Rule 15c3-1(a)(2)(vi) (Subscriptions to mutual funds Firm ID No. 136058) along with placement of variable annuities and variable life insurance policies. The Company is a member of the National Association of Securities Dealers (NASD). The majority of activity arises from New England.

2. Summary of Significant Accounting Policies

<u>Handling Customers' Funds</u>

Customers' checks are made payable directly to the mutual funds ordered by the customer. The checks are promptly submitted to the mutual fund firms, i.e., not held beyond overnight, and do not enter the accounts of the Company. The same procedure is followed with placements of variable annuities and variable life insurance policies to insurance companies.

<u>Amounts Receivable</u>

Both commissions and fees receivable are recorded at the amount the Company expects to collect on balances outstanding at December 31, 2006. Management provides for an allowance based on its assessment of the current status of individual accounts, historical performance and projections of trends. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance account and a credit to accounts receivable.

<u>Revenue Recognition</u>

Commission income from securities transactions and investment longevity fees (12b-1) are recorded on a trade date basis, or when earned.

<u>Income Taxes</u>

Under the provisions of Subchapter S of the Internal Revenue Code (Sec. 1363), the Company does not pay federal and state corporate income taxes. Instead, each shareholder of an S Company separately accounts for his pro rata share of corporate items of income, deduction, loss, and credit in his tax year in which the Company's tax year ends (Code Sec. 1366).

<u>Estimates</u>

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net Capital and Reserve Requirements

As a registered broker and dealer in securities, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital of $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.

At December 31, 2006, the Company had a net capital of $48,106, which was $43,106 in excess of its required net capital of $5,000. At December 31, 2006, the Company's aggregate indebtedness to net capital ratio was 10.8 to 1.

4. Related Party Transaction

The Company rents its shared office space from an affiliate on a month-to-month basis and shares telephone expense. During 2006, the Company incurred $2,700 in rent and $900 in telephone expense.

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION



Muto, Vollucci & Co., Ltd.
Certified Public Accountants

51 Jefferson Blvd.
Suite 400
Warwick, RI
02888

401/461-9400
Fax:
401/461-1270

P.O. Box 3116
Newport, RI
02840

401/846-1800
Fax:
401/846-0994

e-mail:
mvollucci@mutovollucci.com
mmuto@mutovollucci.com

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION

Sergio DeCurtis, President
N.E. Private Client Advisors, Ltd.
55 Cedar Street
Providence, RI 02903

We have audited the accompanying financial statements of N.E. Private Client Advisors, Ltd. as of and for the year ended December 31, 2006, and have issued our report thereon dated February 20, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying computations of net capital, basic net capital requirement and aggregate indebtedness (additional information) of N.E. Private Client Advisors, Ltd. as of December 31, 2006 included in the accompanying prescribed form is presented for purposes of complying with the rules and regulations of the Securities and Exchange Commission (SEC) and are not intended to be a complete presentation of the stockholder's capital and changes in stockholder's capital and is not a required part of the basic financial statements.

Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, presents fairly, in all material respects, the computations of net capital, basic net capital requirements, and aggregate indebtedness, in relation to the basic financial statements taken as a whole in accordance with the requirements of the SEC, which differ from accounting principles generally accepted in the United States of America. Accordingly, this additional information in prescribed form is not designed for those who are not informed about such differences.



MUTO, VOLLUCCI & CO., LTD.

February 20, 2007

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition — 68,954 [3480]
2. Deduct ownership equity not allowable for Net Capital — 0 [3490]
3. Total ownership equity qualified for Net Capital — 68,954 [3500]
4. Add:
   - A. Liabilities subordinated to claims of general creditors allowable in computation of net capital — 0 [3520]
   - B. Other (deductions) or allowable credits (List)

[3525A]	[3525B]	
[3525C]	[3525D]	
[3525E]	[3525F]	0 [3525]

5. Total capital and allowable subordinated liabilities — 68,954 [3530]
6. Deductions and/or charges:
   - A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) — 20,848 [3540]
   - B. Secured demand note deficiency — [3590]
   - C. Commodity futures contracts and spot commodities - proprietary capital charges — [3600]
   - D. Other deductions and/or charges — [3610] — -20,848 [3620]
7. Other additions and/or credits (List)

[3630A]	[3630B]	
[3630C]	[3630D]	
[3630E]	[3630F]	0 [3630]

8. Net capital before haircuts on securities positions — 48,106 [3640]
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):
   - A. Contractual securities commitments — [3660]
   - B. Subordinated securities borrowings — [3670]
   - C. Trading and investment securities:
     1. *Exempted securities* — [3735]
     2. Debt securities — [3733]
     3. Options — [3730]
     4. Other securities — [3734]

Note: Differences exist between the above computations and the computations included in the Company's corresponding unaudited FOCUS report on Form X-17A-5, Part IIA filing at December 31, 2006. Those differences are immaterial.

D. Undue Concentration [3650]

E. Other (List)

[3736A]	[3736B]			
[3736C]	[3736D]			
[3736E]	[3736F]			
	[3736]	0	[3740]
10. Net Capital		48,106	[3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	347	[3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000	[3758]
13. Net capital requirement (greater of line 11 or 12)	5,000	[3760]
14. Excess net capital (line 10 less 13)	43,106	[3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	47,586	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		5,200	[3790]
17. Add:			
A. Drafts for immediate credit	[3800]		
B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]		
C. Other unrecorded amounts(List)			
[3820A]	[3820B]		
[3820C]	[3820D]		
[3820E]	[3820F]		
	[3820]	0	[3830]
19. Total aggregate indebtedness		5,200	[3840]
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)		% 10.8	[3850]

Note: Differences exist between the above computations and the computations included in the Company's corresponding unaudited FOCUS report on Form X-17A-5, Part IIA filing at December 31, 2006. Those differences are immaterial.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5



Muto, Vollucci & Co., Ltd.
Certified Public Accountants

51 Jefferson Blvd.
Suite 400
Warwick, RI
02888

401/461-9400
Fax:
401/461-1270

P.O. Box 3116
Newport, RI
02840

401/846-1800
Fax:
401/846-0994

e-mail:
mvollucci@mutovollucci.com
mmuto@mutovollucci.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Sergio DeCurtis, President
N.E. Private Client Advisors, Ltd.
55 Cedar Street
Providence, RI 02903

In planning and performing our audit of the financial statements of N.E. Private Client Advisors, Ltd. for the year ended December 31, 2006, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we made a study of the practices and procedures followed by the Company including the tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors on a financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties for any other purpose.



MUTO, VOLLUCCI & CO., LTD.

February 20, 2007

END